

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4628

January 31, 2018

Frank D. Bracken, III
Chief Executive Officer
Lonestar Resources US Inc.
600 Bailey Avenue, Suite 200
Fort Worth, TX 76107

      Re: Lonestar Resources US Inc.
              Form 10-K for Fiscal Year Ended December 31, 2016
              Filed March 23, 2017
              File No. 1-37670

Dear Mr. Bracken:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

              Sincerely,

              /s/ Loan Lauren P. Nguyen

              Loan Lauren P. Nguyen
              Legal Branch Chief
              Office of Natural Resources